Ian C. Lofwall Associate General Counsel and Assistant Secretary Lexmark International, Inc. 740 West New Circle Road Lexington, KY 40550 Phone: 859.232.2000 Fax: 859.232.3128

September 22, 2015

via Edgar

Mr. Craig D. Wilson
Senior Assistant Chief Accountant
Office of Information Technologies and Services
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:          Lexmark International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Form 10-Q for Quarterly Period Ended June 30, 2015
File No. 001-14050

Dear Mr. Wilson,

Lexmark International, Inc. (the “Corporation”) has received the Staff’s comment letter, dated September 9, 2015, concerning the above-referenced filings.  The comment letter requests that the Corporation provide a response within 10 business days or inform the Staff when a response will be provided. The Corporation respectfully requests an extension of time to consider the Staff’s comments and to provide an appropriate response to the comment letter. As discussed with you on September 22, 2015, the Corporation expects to provide its response to the comment letter by no later than September 30, 2015.

Please contact the undersigned with any questions or comments regarding this letter.

Very truly yours,

/s/ Ian C. Lofwall

Ian C. Lofwall

cc:           David Reeder, Vice President and Chief Financial Officer
Robert J. Patton, Vice President, General Counsel and Secretary